                              COMPANY OF THE MONTH

                               CHAD THERAPEUTICS

                                AMEX Symbol: CTU

                                BOWSER RATING: 8

                      Price Last 24 Months--$1.06 to $4.17

We've all seen people with a thin plastic tube under their nose that is giving them life-prolonging oxygen.

      That thin plastic tube is called a cannula. And, one of the leading manufacturers of cannulas and the accompanying tanks of oxygen is CHAD Therapeutics Inc.

      The American Lung Assn. reported in 1996--and the number has increased since then--that there were 16.4 million Americans suffering from chronic obstructive pulmonary diseases (COPD). It is the fourth leading cause of death in the U.S. and claims more than 100,000 lives a year.

      Although precise data is not available, it is estimated there are more than one million home-care patients receiving supplementary administration of oxygen. Total dealer revenues for home oxygen therapy are estimated at over $2 billion.

      Medicare accounts for about 60% of home oxygen dealers' revenues. Growth in the number of home oxygen patients is projected at the rate of 8% per year.

      Chronic obstructive pulmonary diseases are also prevalent in other countries, particularly in some European nations and the Far East, where the incidence is higher than in the U.S. The potential international market for home oxygen is expected to grow to 150% of the U.S. market over the next five to ten years.

      The primary oxygen supply for home patients is provided from cylinders containing compressed gaseous oxygen (less than 1% of users), reservoirs containing liquid oxygen (10-15%) or by means of concentrators that get oxygen from the ambient air (85-90%).

      In Jun '83, CTU began marketing its first product--the OXYMIZER disposable, oxygen-conversing device. This was a unique, patented, disposable device. It contains a collapsable reservoir, which captures incoming oxygen delivered during exhalation and prevents its waste. The oxygen captured in this reservoir is then breathed in by the patient during the next inhalation.

      This both conserves oxygen and provides the patient with an extra rich supply of oxygen at the beginning of the inhalation period when it can be more effectively utilized.

      Through the years, many improvements have been made on this basic device. One improved model senses the optimal moment in the breathing cycle for delivery of oxygen and, at that moment, releases a very brief pulse of oxygen.

      The electronics have been improved and the battery life has been prolonged.

      The OXYMATIC-2400 can be used 24 hours a day with both primary and portable oxygen sources. It also has an alarm system. Models are available that allow patients to be away from their homes for extended periods, for greater freedom of movement.

      The TOTAL 02 Delivery System was introduced in 1998. It reduces the monthly cost of servicing patients. Home care dealers are no longer required to make monthly service calls to deliver cylinders.

      Las month, the FDA approved the CYPRESS OXY-Pneumatic conserver. With this, CHAD Therapeutics will be able to compete in the pneumatic conserver market for the first time. This sector accounts for 35% of the total market.

      The CYPRESS conserver allows the use of a single lumen cannula and provides a savings ratio of greater than 3:1. Most other pneumatic conservers use a dual lumen cannula, which is more expensive.

      As our statistical chart indicates, 2000 and 2001 were not good years. The Company had to overcome the reduction in Medicare funding. Also the firm lost its leadership position when it failed to introduce new models. But, this is past history.

      All of this is shown by the 54% increase in sales during fiscal 2002 and the return to profitability.


                          2000(A)           2001(A)          2002(A)(B)
SALES                   $12,774,000       $12,158,000       $18,730,000
NET INCOME(LOSS)        $(2,511,000)      $(3,011,000)      $ 1,157,000
WORKING CAPITAL         $ 9,763,624       $ 5,847,000       $ 7,497,000
BOOK VALUE                  $1.22            $0.92             $1.03
TOTAL SHARES             10,035,000        10,052,000        10,059,000
FLOAT                        N/A              N/A             9,300,000

(A) FISCAL YEAR ENDS 3/31. (B) 2002 NET INCOME INCLUDED OVER $90,000 FROM AN INCOME TAX REFUND.

      The just-approved CYPRESS will give a further boost to sales. And, the TOTAL 02 is a sleeper, because of its great cost-savings aspects.

      CHAD Therapeutics is a financially-conservative firm. There is no long-term debt and, for every $7 in current assets, there is only $1 in current liabilities.

      As of Dec. 31, CTU has $3,856,000 and $2,928,000 in Federal and California net operating loss carry-forwards respectively. Over $900,000 of this was used March 31 in bolstering fiscal 2002 earnings.

      Thomas E. Jones, 58, CEO and president, owns 250,460 shares of the common. He has also been with the company since 1997 and became CEO in 1998. He has a rich background in the industry. At one time, he was chairman of the Compressed Gas Association.

      Office: 21622 Plummer St., Chatsworth, CA 91311, 800/423-8870, Fax:
818/882-1809, www.chadtherapeutics.com.


                    The Bowser Report - August 2002 - Page 3